FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

PSFT #81

FOR IMMEDIATE RELEASE

PeopleSoft Announces Consideration for J.D. Edwards Acquisition

J.D. Edwards Stockholders to Receive $14.7384 in Cash or 0.8243 of a PeopleSoft
Common Share per J.D. Edwards Share, Subject to Proration

PLEASANTON, Calif. — July 16, 2003 — PeopleSoft, Inc. (Nasdaq: PSFT) today announced the per share consideration that J.D. Edwards & Company (Nasdaq: JDEC) stockholders will receive in PeopleSoft’s exchange offer for the outstanding shares of J.D. Edwards common stock. J.D. Edwards stockholders will receive the value of $14.7384 in cash, stock or a combination of cash and stock for each share of J.D. Edwards common stock tendered, based on the exchange offer expiring at 12:00 midnight EDT, Thursday, July 17, 2003. The resulting total transaction value would be $1.8 billion based upon this per share consideration.

J.D. Edwards stockholders can elect to receive either all cash or all stock for their J.D. Edwards shares, subject to proration.

The $14.7384 per share consideration is calculated by adding $7.05 in cash and $7.6884, which represents the value of 0.43 of a PeopleSoft common share, based on the average closing price of PeopleSoft common stock for the five consecutive trading days ended July 15, 2003 of $17.88. Depending upon the outcome of the stockholder elections for either cash or stock and any resulting proration, J.D. Edwards stockholders tendering into the offer will receive either $14.7384 per share in cash, 0.8243 of a PeopleSoft common share, or a combination of cash and a fraction of a PeopleSoft common share for each share of J.D. Edwards tendered. Any fractional shares will be paid in cash.

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,100 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com.

Additional Information

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed by PeopleSoft with the SEC. PeopleSoft also filed a Solicitation/Recommendation Statement on Schedule 14D-9 containing its recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments thereto because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward-Looking Statements

These materials may contain forward-looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward-looking statements.

PeopleSoft and the PeopleSoft logo are registered trademarks of PeopleSoft, Inc. All other company and product names may be trademarks of their respective owners. Copyright (C) 2003 PeopleSoft, Inc. All rights reserved.

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Contacts:

Lori Varlas	Steve Swasey
Investor Relations	Public Relations
PeopleSoft	PeopleSoft
(877) 528-7413	(925) 694-5230
lori_varlas@peoplesoft.com	steve_swasey@peoplesoft.com

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